November 22, 2013

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
Washington, DC 20549

Re:          E-Waste Systems, Inc.
Item 4.02 Form 8-K
Filed November 19, 2013
File No. 000-54657

Dear Mr. Torno:

We are in receipt of your comment letter dated November 22, 2013 and would like to respond to those comments in the same format as they were presented to us in the comment letter.  The responses to your comments are based on information received from our auditors and the entire management team of E-Waste Systems, Inc.  The company understands that it is responsible for the adequacy and accuracy of the disclosure in the upcoming amended filing;  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4.02 Form 8-K Filed November 19, 2013

1.
Please tell us and amend your filing to state whether your board of directors, a committee of your board of directors or your officer or officers authorized to take such action if board action is not required, concluded that your financial statements should no longer be relied upon or whether you were advised by or received notice from your independent accountant to that effect.  It is unclear from your current disclosure which party discovered the accounting errors and determined that restatement was necessary.  Please ensure that your disclosures conform to the disclosure requirements of items 4.02(a) or 4.02(b) of Form 8-K.

In response to this, the Company’s answer is:  For the second quarter, the company made two changes to the financial statements based upon the review by the auditors to wit: One investment had been booked at the a lower valuation based upon the first half of a transaction and the company had not restated the valuation to the proper face value of an investment in preferred stock upon receipt of the actual certificate.  That change resulted in an approximate $700k increase to the balance sheet.  In addition, based upon documentation review by the auditor, agreements by the Company for lease and operating relationships with business in China had been booked by the company as a VIE and both parties agreed that the financial statements should be changed to reflect eliminate the consolidation based upon the auditors determination. This change affected revenues and expenses.

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
November 13, 2013

2.
 If your board of directors, a committee of your board of directors or your officer or officers authorized to take such action if board action is not required, concluded that your financial statements should no longer be relied upon, please amend your filing to disclose the following information as required by item 4.02(a) of Form 8-K.

●	The date you concluded that your financial statements should no longer be relied on; and
●	Whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed the matter with your independent accountant.

In response to this, the Company’s answer is:  The auditor requested the non-reliance and amendment and the Company’s Board of directors agreed and authorized the CEO to make the changes as requested by the auditors.

3.
If you were advised by, or received notice from, your independent accountant that disclosure should be made or action should be taken to prevent future reliance on an interim review related to your previously issued financial statements, please amend your filing to disclose the following information as required by Item 4.02(b) of Form 8-K;

●	The date which you were so advised or notified;
●	A brief description of the information provided by the accountant; and
●
A statement indicating whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed the matter with your independent accountant.

In response to this, the Company’s answer is:  The auditor reviewed the amended filing and the 8-K and made changes in the language to obtain their approval.  The date we were informed has subsequently been filed in an 8K with the SEC.

4.	If you received advisement or notice from your independent accountant requiring disclosure under Item 4.02(b) of Form 8-K, please perform the following as required by Item 4.02(c) of Form-8K:

●
Provide your independent accountant with a copy of the disclosures you are making in response to Item 4.02 of Form 8-K that your independent accountant shall receive no later than the day the disclosures are filed.

●
Request your independent accountant to furnish to you as promptly as possible a letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in response to Item 4.02 of Form 8-K and, if not, stating the respects in which it does not agree; and

●	Include your independent accountant’s letter as an exhibit to your Form 8-K, or amend your previously filed Form 8-K no later than two business days after your receipt of the letter.

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB

United States Securities and Exchange Commission
Attn:  Mr. Jarrett Torno
Staff Accountant
November 13, 2013

In response to this, the Company’s answer is:  The 8-K was filed immediately upon the determination that the financial statements should not be relied upon though the Company believed the changes were not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to this, the Company’s answer is:   As instructed, our response to the comments will be filed on EDGAR consistent with Regulation S-T.  Further to your instructions, these statements have been incorporated in the beginning of this letter and are hereby reaffirmed as a part of this response to the comment issued.  These assertions will also be incorporated into the amendment when filed with the SEC.

Sincerely,

/s/   Cynthia Bitting
        Cynthia Bitting

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB